UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

BAINES CREEK CAPITAL, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,323,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,323,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,323,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,919,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,919,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,323,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,323,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,323,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,919,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,919,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,243,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,243,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,243,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,243,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,510
	10	SHARED DISPOSITIVE POWER

24,243,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,249,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,317
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,317
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,686
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,686
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		808,972
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,243,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

808,972
	10	SHARED DISPOSITIVE POWER

24,243,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,052,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 524706108

The following constitutes Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) and is being re-filed by the undersigned to reflect additional transactions in the Shares since the filing of Amendment No. 1 that were inadvertently left out.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Shares purchased by BCP and BCSPP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate cost of the 14,323,250 Shares directly owned by BCP is approximately $44,979,121, including brokerage commissions. The aggregate cost of the 9,919,802 Shares directly owned by BCSPP is approximately $30,320,978, including brokerage commissions. The 6,510 Shares directly owned by Mr. Tracy were purchased with personal funds and cost approximately $13,378, including brokerage commissions. The 147,317 Shares directly owned by Mr. Carter were purchased with personal funds and cost approximately $262,001, including brokerage commissions. The 8,686 Shares directly owned by Mr. Schumacher were purchased with personal funds and cost approximately $18,675, including brokerage commissions. The 808,972 Shares directly owned by Mr. Williams were purchased with personal funds and cost approximately $1,398,584, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have been engaged, and continue to engage, in constructive discussions with the Issuer’s board of directors (the “Board”) and management team regarding opportunities to unlock value at the Issuer.  During recent discussions, the Reporting Persons have expressed their intention to seek Board representation, as they believe a reconstitution of the Board at this time is in the best interests of the Issuer’s shareholders.  While the Reporting Persons expect to continue to engage collaboratively with the Issuer, and are hopeful that an amicable resolution can be reached, the Reporting Persons intend to nominate a slate of highly-qualified director nominees for election to the Board at the Issuer’s 2019 annual meeting of stockholders prior to the nomination deadline if an agreement for Board reconstitution has not been reached by such time.

11

CUSIP NO. 524706108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 109,624,888 Shares outstanding, which is the sum of: (i) 106,442,278 Shares reported outstanding as of October 29, 2018 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2018, (ii) 2,000,000 Shares reported issued on the Issuer’s Current Report on Form 8-K filed with the SEC on December 10, 2018, (iii) 1,000,000 Shares reported issued on the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2019, and (iv) 182,610 Shares also reported issued on the Issuer’s Current Report on Form 8-K filed with the SEC on January 25, 2019.

A.	BCP
(a)	As of the close of business on February 4, 2019, BCP beneficially owned 14,323,250 Shares.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 14,323,250

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 14,323,250

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
B.	BCSPP
(a)	As of the close of business on February 4, 2019, BCSPP beneficially owned 9,919,802 Shares.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 9,919,802

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,919,802

4. Shared power to dispose or direct the disposition: 0

12

CUSIP NO. 524706108

(c)	The transaction in the Shares by BCSPP since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and incorporated herein by reference.
C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 14,323,250 Shares owned by BCP.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,323,250

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,323,250

(c)

BCP GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,919,802

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,919,802

(c)

BCSPP GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of BCSPP since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

E.	BCC
(a)	As the investment manager of each BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of both BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 14,323,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 22.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 24,243,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 24,243,052

(c)

BCC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of BCP and BCSPP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP NO. 524706108

F.	Mr. Tracy
(a)	As of the close of business on February 4, 2019, Mr. Tracy directly owned 6,510 Shares. As a Managing Partner of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 14,323,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 22.1%

(b)	1. Sole power to vote or direct vote: 6,510

2. Shared power to vote or direct vote: 24,243,052

3. Sole power to dispose or direct the disposition: 6,510

4. Shared power to dispose or direct the disposition: 24,243,052

(c)

Mr. Tracy has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of BCP and BCSPP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Carter
(a)	As of the close of business on February 4, 2019, Mr. Carter directly owned 147,317 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 147,317

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 147,317

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Carter has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
H.	Mr. Schumacher
(a)	As of the close of business on February 4, 2019, Mr. Schumacher directly owned 8,686 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,686

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 8,686

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schumacher has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
14

CUSIP NO. 524706108

I.	Mr. Williams
(a)	As of the close of business on February 4, 2019, Mr. Williams directly owned 808,972 Shares. As a Managing Partner of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 14,323,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 22.9%

(b)	1. Sole power to vote or direct vote: 808,972

2. Shared power to vote or direct vote: 24,243,052

3. Sole power to dispose or direct the disposition: 808,972

4. Shared power to dispose or direct the disposition: 24,243,052

(c)

The transactions in the Shares by Mr. Williams since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. The transactions in the Shares on behalf of BCP and BCSPP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

15

CUSIP NO. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

16

CUSIP NO. 524706108

/s/ Brian Williams
Brian Williams

/s/ Kevin Tracy
Kevin Tracy

/s/ Jeremy Carter
Jeremy Carter

/s/ James Schumacher
James Schumacher

17

CUSIP NO. 524706108

SCHEDULE A

Transactions in the Shares since the filing of Amendment No. 1

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Baines creek partners, l.p.

25,000	1.6000	01/16/2019
10,000	1.6300	01/17/2019
15,000	1.6900	01/18/2019
25,000	1.6500	02/04/2019

Baines creek special Purpose partners, l.p.

15,000	1.6300	01/17/2019

Brian williams

10,000	1.6900	01/18/2019
25,000	1.4500	02/01/2019
25,000	1.6000	02/04/2019